Exhibit 99.1

NEWS

Starfield Resources Inc. Completes Acquisition of Nevoro Inc.

TORONTO, Canada - October 8, 2009 - Starfield Resources Inc. (“Starfield”) (TSX: SRU / OTCBB: SRFDF) and Nevoro Inc. (“Nevoro”) (TSX: NVR) today announced the closing of the previously announced plan of arrangement (the “Arrangement”), pursuant to which Starfield has acquired all of the issued and outstanding common shares of Nevoro in consideration of 0.87 of one Starfield common share for each common share of Nevoro to the holder thereof.

The Arrangement was carried pursuant to the provisions of the Canada Business Corporations Act and was approved by the Ontario Superior Court of Justice and the affirmative vote of Nevoro’s shareholders at a special meeting of the shareholders held on September 29, 2009.  Pursuant to the Arrangement, Starfield acquired 170,287,773 issued and outstanding common shares of Nevoro (representing 100% of Nevoro’s outstanding common shares) in consideration of the issuance of 148,149,072 common shares in Starfield.  In addition, Starfield issued 43,773,298 options and warrants to former Nevoro warrant and option holders who are deemed to have exchanged their Nevoro options and warrants for replacement Starfield securities.  Accordingly, Starfield now has 480,834,971 common shares that are issued and outstanding and up to an additional 62,927,898 Starfield common shares are issuable upon the exercise of Starfield options and warrants that are now outstanding.

The Nevoro common shares are now expected to be de-listed from the Toronto Stock Exchange at the close of trading on the third trading day following the date hereof.

Holders of Nevoro common shares are reminded that, in order to receive the consideration to which they are entitled pursuant to the Arrangement, they should properly complete and execute, as soon as possible, the Letter of Transmittal delivered to them in connection with seeking the approval of the shareholders of Nevoro for the Arrangement, and present and surrender the certificate(s) representing their common shares in accordance with the Letter of Transmittal, to Computershare Investor Services Inc., the depositary for the Arrangement, at the address indicated in the Letter of Transmittal.  Failure to present and surrender the certificate(s) representing such common shares on or before the sixth anniversary of closing will result in the termination of any entitlement of the holder of such common shares to receive the consideration otherwise payable to such holder under the Arrangement.

Nevoro shareholders who have any questions or require more information with regard to the Arrangement or the receipt of Starfield common shares should contact:

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
1-800-564-6253 (toll free in Canada and the United States)
514-982-7555 (international direct dial)

About Nevoro

Nevoro Inc. is a TSX-listed exploration and development company focused on the discovery of precious and base metals primarily in the western USA. Nevoro holds the Stillwater nickel-copper-cobalt-PGE-chromite project in Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on), the Moonlight copper project in California, and eight gold exploration projects in Nevada.

For more information, please visit the Nevoro Inc. website at www.nevoro.com.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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